Exhibit 99.1

8th Floor 555 Robson Street
Vancouver, BC V6B 3K9

Audrey T. Ho	604 697 8017	Telephone
Senior Vice President, General Counsel	604 437 8560	Facsimile
and Corporate Secretary

February 26, 2008

British Columbia Securities Commission

Alberta Securities Commission

Securities Division of the Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

L’Authorité des marchés financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Registrar of Securities, Government of the Yukon Territory

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Toronto Stock Exchange

TELUS Corporation —Management’s Discussion and Analysis for the year ended

December 31, 2007 (2007 MD&A)

Please be advised that TELUS inadvertently filed an earlier draft of the 2007 MD&A under SEDAR project number 1219457 on February 22, 2008.  In particular, the earlier draft did not contain our final set of corporate priorities (page 16 — English; page 20 - French), and did not contain the correct total dollar value of charitable donations for 2007 (page 16 — English; page 20 - French).  In addition, the French translation of the 2007 MD&A contained incorrect translations on pages 71, 72, 77, 81 and 86 which have now been corrected.  Accordingly, we are refiling the corrected 2007 MD&A under the same project number.

Yours truly,

“Audrey T. Ho”
Audrey T. Ho